UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 October 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

23 October 2025

BHP Annual General Meeting 2025 results

The results of the 2025 Annual General Meeting of BHP Group Limited held today in Melbourne, Australia are attached.

All resolutions put to the meeting were decided by poll.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas
Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Group Limited

Annual General Meeting

Thursday, 23 October 2025

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)					Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Total Available	Abstain	For	Against	Abstain*	Carried / Not Carried
2 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited	Ordinary	3,140,527,514 98.66%	28,098,453 0.88%	14,538,464 0.46%	3,183,164,431	6,574,130	3,151,005,312 99.12%	28,122,872 0.88%	6,606,979	Carried
3 To re-elect Gary Goldberg as a Director of BHP Group Limited	Ordinary	3,158,184,681 99.22%	10,699,563 0.33%	14,416,200 0.45%	3,183,300,444	6,437,386	3,168,559,003 99.66%	10,700,778 0.34%	6,471,851	Carried
4 To re-elect Michelle Hinchliffe as a Director of BHP Group Limited	Ordinary	3,146,630,803 98.91%	20,552,689 0.64%	14,412,960 0.45%	3,181,596,452	8,141,381	3,156,991,483 99.35%	20,565,238 0.65%	8,174,230	Carried
5 To re-elect Don Lindsay as a Director of BHP Group Limited	Ordinary	3,161,068,284 99.31%	7,840,399 0.24%	14,425,846 0.45%	3,183,334,529	6,403,354	3,171,449,252 99.75%	7,841,614 0.25%	6,437,819	Carried
6 To re-elect Ross McEwan as a Director of BHP Group Limited	Ordinary	3,092,582,883 97.26%	72,550,285 2.28%	14,482,436 0.46%	3,179,615,604	10,122,234	3,103,015,310 97.72%	72,551,485 2.28%	10,155,083	Carried
7 To re-elect Christine O’Reilly as a Director of BHP Group Limited	Ordinary	3,143,291,715 98.74%	25,624,139 0.80%	14,486,954 0.46%	3,183,402,808	6,335,634	3,153,734,022 99.19%	25,629,539 0.81%	6,368,483	Carried
8 To re-elect Catherine Tanna as a Director of BHP Group Limited	Ordinary	3,141,271,748 98.93%	19,287,986 0.61%	14,519,089 0.46%	3,175,078,823	14,659,669	3,151,708,986 99.39%	19,300,535 0.61%	14,692,518	Carried
9 To re-elect Dion Weisler as a Director of BHP Group Limited	Ordinary	3,150,667,782 98.98%	17,991,628 0.56%	14,592,323 0.46%	3,183,251,733	6,486,715	3,161,216,082 99.43%	17,992,843 0.57%	6,521,180	Carried
10 Adoption of the Remuneration Report	Ordinary	3,112,900,881 97.83%	54,338,059 1.71%	14,455,338 0.46%	3,181,694,278	7,816,409	3,123,167,406 98.29%	54,373,548 1.71%	7,942,480	Carried
11 Approval of equity grants to the Chief Executive Officer	Ordinary	3,148,944,048 98.93%	19,767,075 0.62%	14,411,134 0.45%	3,183,122,257	6,616,260	3,159,213,604 99.38%	19,804,119 0.62%	6,743,429	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 23 October 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary